GREEN LEAF INNOVATIONS, INC.	August 1, 2022
15800 Pines Blvd., Suite 3200
Pembroke Pines, Florida 33027

VIA EDGAR

Attorney Gregory Herbers

Division of Corporation Finance

Office of Manufacturing

Securities and Exchange Commission

Re:	Green Leaf Innovations, Inc.
Offering Statement on Form 1-A
Filed June 14, 2022
File No. 024-11908

Dear Mr. Herbers:

In response to your letter dated July 27, 2022, the following information is hereby submitted on behalf of Green Leaf Innovations, Inc. (the “Company”). Amendment No. 2 to the Offering Statement on Form 1-A is being filed concurrently with this letter.

For your convenience, we have reproduced below the Staff's comments in italicized text immediately before our response.

Amendment No. 1 to Form 1-A filed on July 11, 2022

Cover Page

1.Please expand your cover page disclosure to briefly discuss here and in the Description of Securities section the voting rights of the holders of the Series B Preferred Stock, common stock, and Series A Preferred.

Response: We have expanded our cover page disclosure to briefly discuss the voting rights of the shares being offered. We have also directed investors to the sections “Description of Securities” and “Securities Being Offered” where we have included additional disclosure for each class of securities.

General

2.We note your response to comment one and reissue our comment. Rule 251(b)(3) provides that Regulation A is not available for issuers of securities that are development stage companies that either have no specific business plan or purpose, or have indicated that their business plan is to merge with or acquire an unidentified company or companies. We not that your disclosure on pages 13 and F-5 still indicates that you are a development stage company targeting acquisition opportunities with recurring revenue streams to maximize shareholder value. Please provide us with an analysis as to how you are eligible to conduct this offering under Regulation A.

Response: We believe that we are eligible to conduct this offering under Regulation A because we have a specific business plan, and therefore meet the requirements set forth in Rule 251(b)(3). We are an emerging growth company engaged in the manufacturing of handmade premium cigars from our factory in Esteli, Nicaragua. We strategically import and distribute handmade Premium Cigars to cigar lounges, smoke shops, C-stores and vape shops across the United States. We are also engaged in tobacco commodity pre-industry procuring and resale, financing, processing, packing, storing, and shipping of loose-leaf tobacco to manufacturers of consumer tobacco products. We have allocated a portion of the proceeds from the offering for acquisitions, but any acquisitions will be in furtherance of our current operations. We have revised the disclosure on page F-5 to more clearly describe our specific business plan. The disclosure on page 13 reflects that we may undertake acquisitions as part of our business plan.

3.We note your response to prior comment two. We note Series B Preferred Stock is convertible at any time into shares of the Company’s common stock at the option of the stockholder. Clarify the anticipated circumstances and timing of any such conversions and advise us how they will be applied to the limit in Rule 251(a)(2). Given such conversion could occur within one year, it appears that an offering of both the overlying and underlying securities may be taking place at the time of qualification of this offering statement. Please revise to include the underlying shares of common stock as part of the offering statement or, if you disagree, please tell us why you believe this is unnecessary. Please refer to Securities Act Sections Compliance and Disclosure Interpretation Question 103.04 for additional guidance. In addition, please include separate disclosures for each security throughout the offering statement, particularly in the “Securities Being Offered” section.

Response: Each share of Series B Preferred Stock is convertible at any time into 100 shares of the Company’s common stock at the option of the stockholder. As such, it is difficult to determine the timing and circumstances of such conversions. As noted in the Commission’s comment, such conversion could occur within one year. As such, we have included the underlying shares of Common Stock as part of the offering statement. We have added further disclosure throughout the offering circular to more clearly indicate that both the overlying and underlying securities are being qualified in this offering, including on the cover page and in the “Securities Being Offered” section.

We are aware that the Company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. Please let me know if you need anything further.

Sincerely,

/s/ Roberto Mederos

Roberto Mederos

CEO